November 17, 2004

Frank Litvack, M.D.
President and Chief Executive Officer
Conor Medsystems, Inc.
1003 Hamilton Court
Menlo Park, California 94025

Re:	Conor Medsystems, Inc.
	Amended Registration Statement on Form S-1
	Filed November 10, 2004
	File No. 333-119174

Dear Dr. Litvack:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Appropriate

Summary - Page 1
1. We note your response to comment 6. Revising disclosures to indicate that industry size and growth estimates reflect the beliefs of the Company is not sufficient where the Company`s beliefs are based upon identifiable third party sources. Indicating the name of industry sources allows potential investors to locate and review the cited statistics in their original context, thus allowing potential investors to make their own determination as to the quality of both the sources and the cited statistics. Further, although we will not require that the requested consents be filed as exhibits to your registration statement, we do believe that the entities publishing such reports generally should consent to being named in your prospectus. Please supplementally provide us with copies of such consents. In the alternative, please revise to eliminate all industry size and growth estimates from your prospectus. Capitalization - Page 30
2. We note your response to prior comment 16. Since there is not a firm commitment or other agreement to exercise these options, please remove the estimated proceeds from the warrants from the as adjusted capitalization table.
Clinical Development Program - Page 52
3. We note your revised disclosure on page 55 in response to comment
27. You initially dedicated an entire page of your prospectus to the presentation of results from U.S. pivotal trials of FDA-approved conventional drug eluting stents. Your revised disclosure notes your belief that this data is not directly comparable to the PISCES data because of "differences in study design, the size of the clinical studies and patient demographics between the PISCES trial" and the other trials. Please disclose in greater detail the nature and extent of these differences (e.g., the size of the TAXUS and CYPHER studies) and quantify to the extent practicable the impact that those differences may have on the comparability of the two sets of data.
4. We note your new disclosure on page 56 and 57 regarding four month follow-up data for COSTAR I trial formulation group 2. If material, expand your disclosure to discuss in greater detail statistically significant variations between the results for formulation group 2 and the outcomes for formulation F4 from the PISCES trial. Principal and Selling Shareholders - Pages 93 and 94
5. We note your response to comment 36, including your statement Highland Capital Partners is "unwilling" to provide the requested information. Please note that disclosure of the natural persons who hold or share voting and/or dispositive power with respect to the shares held by the entities affiliated with Highland Capital Partners is required. Please revise as previously requested.
6. Please further revise to identify the natural persons who hold or share voting and/or dispositive power with respect to the shares held by "Hambrecht & Quist." Although we note your disclosure that Hambrecht and Quist Capital Management is the Advisor of H&Q Healthcare Investors and H&Q Life Sciences Investors, each of which is a publicly traded closed-end mutual fund, disclosure of the natural persons who hold or share voting and/or dispositive power with respect to those shares is still required.
Underwriting - Page 103
7. We note your response to comment 37. As previously requested, please disclose in the prospectus that directed shares will be subject to lock-up agreements, and briefly describe such agreements.
Exhibit 5.1 - Opinion of Cooley Godward LLP
8. Please revise your legal opinion to include an opinion as to the due authorization of the Company Shares.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Lynn Dicker at (202) 824-5264 or Brian
Cascio,
Branch Chief, at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 942-7924
with
any other questions.

      Sincerely,



David Ritenour
Special Counsel

cc (via fax):  	Suzanne Sawochka Hooper, Esq., Cooley Godward
LLP
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Frank Litvack, M.D.
Conor Medsystems, Inc.
November 17, 2004
Page 1